Exhibit 3.227.1
STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
1.	Name of Limited Liability Company: WILLIS TEXAS, L.L.C.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows: WILLIS TEXAS AVIV, L.L.C. is to be the new name of the limited liability company.

IN WITNESS WHEREOF, the undersigned have executed this Certificate on the 20th day of April, A.D. 2006.

By:	/s/ Samuel H. Kovitz
Authorized Person(s)

Name:	SAMUEL H. KOVITZ
Print of Type